UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-40442

THE REAL BROKERAGE INC.

(Registrant)

701 Brickell Avenue, 17th Floor

Miami, Florida, 33131 USA

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Explanatory Note

On April 25, 2025, The Real Brokerage Inc. (the “Company”) distributed a management information circular (“Management Information Circular”) and certain other related materials to its shareholders of record as of April 7, 2025 (the “Meeting Materials”) in connection with its 2025 Annual General and Special Meeting of Shareholders to be held on May 30, 2025. The Meeting Materials are filed as exhibits to this Report on Form 6-K.

Exhibits 99.1 and 99.2 included with this Report on Form 6-K are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-282687) and Registration Statements on Form S-8 (Reg. Nos. 333-262142 and 333-269982), including the prospectuses contained therein and shall be deemed to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management Information Circular dated April 7, 2025

99.2	Notice of Annual General and Special Meeting of Shareholders to be Held on May 30, 2025 dated April 7, 2025

99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE REAL BROKERAGE INC.
(Registrant)

Date April 25, 2025	By	/s/ Alexandra Lumpkin
Alexandra Lumpkin
Chief Legal Officer